UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Eargo, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Adam Fliss

Founding Partner and General Counsel

Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 384-6558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,425,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,425,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,425,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based upon 414,536,899 shares of Common Stock, which is the sum of (i) 39,536,899 shares of Common Stock issued and outstanding as of November 20, 2022 according to information provided in writing by the Issuer to the Reporting Persons, (ii) 58,574,020 shares of Common Stock issued on November 23, 2022 in connection with a rights offering by the Issuer, and (iii) 316,425,980 shares of Common Stock issued to PSC Echo, LP in connection with the rights offering and the conversion of senior secured notes held by PSC Echo, LP.

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,425,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,425,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,425,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 414,536,899 shares of Common Stock, which is the sum of (i) 39,536,899 shares of Common Stock issued and outstanding as of November 20, 2022 according to information provided in writing by the Issuer to the Reporting Persons, (ii) 58,574,020 shares of Common Stock issued on November 23, 2022 in connection with a rights offering by the Issuer, and (iii) 316,425,980 shares of Common Stock issued to PSC Echo, LP in connection with the rights offering and the conversion of senior secured notes held by PSC Echo, LP.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on December 5, 2022 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) with respect to securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

As described in Item 6 below, effective December 7, 2022, Trit Garg, Karr Narula and Justin Sabet-Peyman joined the board of directors of the Issuer (the “Board”) as nominees of PSC Echo, LP pursuant to the Investors’ Rights Agreement. Dr. Garg and Messrs. Narula and Sabet-Peyman are expected to receive compensation in their capacity as directors pursuant to the Issuer’s director compensation policy as in effect from time to time and to have rights to indemnification as described Item 6 below.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Issuer with representation on the Board, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the first paragraph under the heading “Board Observer and Director Nominees” in Item 6 of the Original Schedule 13D in its entirety as set forth below:

PSC Echo, LP and its permitted transferees (the “Investor Parties”) have the right to nominate the number of directors (the “Investor Directors”) to the Board that is proportionate to Investor Parties’ ownership of the Issuer, which will be rounded up to the nearest whole number (and shall in no event be less than one). PSC Echo, LP exercised its right to appoint certain directors and, effective December 7, 2022, Trit Garg, Karr Narula and Justin Sabet-Peyman joined the Board as nominees of PSC Echo, LP.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2022	PSC ECHO, LP
By: PSC Echo GP, LLC Its: General Partner

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

PSC ECHO GP, LLC

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President